ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

16 April 2008

Director/PDMR Shareholding

Reed Elsevier received notification from the Trustees of the Reed Elsevier Employee Benefit Trust today that, following the vesting of the share awards noted below on 14 April 2008, granted in April 2005 under the Reed Elsevier Group plc Bonus Investment Plan, and after taking account of shares withheld to meet personal tax and social security obligations, the number of securities noted below were released to the directors.

Following these transactions, the current interest of each director in the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV is as noted below.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV	Current	Current
	ordinary	ordinary	ordinary	ordinary	interest in Reed	interest in Reed
	shares/ADRs*	shares/ADRs*	shares/ADRs*	shares/ADRs*	Elsevier PLC	Elsevier NV
Director	vested	vested	released	released	ordinary shares	ordinary shares
Sir Crispin Davis	86,042	?	50,764	?	800,640	386,940

Mark Armour	21,861	15,098	12,897	8,907	128,648	62,385

Gerard van de Aast	?	26,347	?	15,808	109,018	143,469

Andrew Prozes	5,939 *	8,261 *	3,563 *	4,956 *	231,089	168,232

Erik Engstrom	3,505 *	?	2,067 *	?	77,860	211,760

• denotes vesting/release of ADRs

PDMR	No. of Reed Elsevier PLC	No. of Reed Elsevier PLC
	ordinary shares vested	ordinary shares released
Nick Baker	19,086	11,260

The market price of each security at the date of release was 647p (Reed Elsevier PLC ordinary share), €12.02 (Reed Elsevier NV ordinary share), $51.20 (Reed Elsevier PLC ADR), and $38.15 (Reed Elsevier NV ADR).

The ordinary shares and ADRs required to fulfil the above releases have been satisfied from the Reed Elsevier Employee Benefit Trust (the “Trust”). The Trust is a discretionary employee benefit trust which may acquire securities in Reed Elsevier PLC and Reed Elsevier NV by means of market purchases on the appropriate Stock Exchange. The Trust is operated in conjunction with Reed Elsevier’s share incentive schemes, and provides for the transfer of securities to employees on the exercise of awards granted under the said schemes.